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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                               Page 1 of 10 Pages
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---------------------                                      ---------------------
CUSIP No.: 35177K108                13D                      Page 2 of 10 Pages
---------------------                                      ---------------------


-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP           (a) [  ]
                                                                     (b) [  ]
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   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                  WC

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                               [  ]
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
-----------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                  2,460,000
         SHARES
------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                        0
          OWNED
------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER             2,460,000
        REPORTING
------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                   0
          WITH
------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                   2,460,000
-----------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES                                    [  ]
-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      16.03%
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                         BK
-----------------------------------------------------------------------------


                               Page 2 of 10 Pages



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         This Amendment No. 6 amends and supplements Items 3, 4 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund"). In addition, this Amendment No. 6 restates in its entirety Annex A of the Schedule 13D of the Bank. Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of Germany, except for Zoe Shaw, who is a citizen of Great Britain, and Erik Blahut, who is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 2,460,000 shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $33,097,614 (exclusive of commissions).

ITEM 4. PURPOSE OF TRANSACTION

         The Bank and the Fund have held discussions, most recently on February 8, 2000, regarding the persistent discount from net asset value at which the shares of the Fund have traded and possible methods of reducing the discount. To the knowledge of the Bank, the Fund has not determined to pursue any of the courses of action discussed by the Bank and the Fund. Unlike prior discussions between the Bank and the Fund, the Bank and the Fund have not recently discussed the possibility of nominees of the Bank being offered representation on the Board of Directors of the Fund.

         Except as set forth herein and the Bank's initial Schedule 13D and amendments thereto, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The financial statements included in the Fund's semi-annual report for the period ended June 30, 1999 indicate that, as of June 30, 1999, there were 15,345,333 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

     The Bank is the beneficial owner of 2,460,000 shares of Common Stock, which constitute approximately 16.03% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                               Page 3 of 10 Pages
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         (c) Since the filing of Amendment No. 5 to its Schedule 13D with respect to the shares of Common Stock of the Fund, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:

       Date                 Number of Shares Purchased          Price Per Share
       ----                 --------------------------          ---------------
 January 28, 2000                      5,200                      $14.7428
 February 4, 2000                      2,000                       15.8750
 February 4, 2000                      5,000                       15.3750
 February 4, 2000                      5,600                       15.4732
 February 7, 2000                      2,000                       15.8750
 February 8, 2000                      4,100                       16.1250
 February 9, 2000                     12,100                       16.2293
 February 9, 2000                     14,200                       16.1250
February 11, 2000                      5,800                       16.2500

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

                               Page 4 of 10 Pages



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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000                   BANKGESELLSCHAFT BERLIN AG

                                          By: /s/ Gregory L. Melville
                                          -----------------------------------
                                          Name: Gregory L.  Melville
                                          Title: Assistant Director

                                          By: /s/ Moritz Sell
                                          -----------------------------------
                                          Name: Moritz Sell
                                          Title: Market Strategist







                               Page 5 of 10 Pages



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                                     ANNEX A

         Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin, Federal Republic of Germany.

                          MEMBERS OF THE MANAGING BOARD

Name and Address            Principal Occupation
----------------            ---------------------

Dr. Wolfgang Rupf           Speaker of the Managing Board of Bankgesellschaft
                            Berlin AG

Norbert Pawlowski           Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Hans Leukers                Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Dr. Thomas Kurze            Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Dr. Lothar Wackerbeck       Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Dr. Johannes Evers          Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Hubert Piel                 Member of the Managing Board of Bankgesellschaft
                            Berlin AG



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                               EXECUTIVE OFFICERS

Name and Address                    Principal Occupation
----------------                    ---------------------
Willi Boehmer                       Managing Director of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG          AG
Konzern-Finanzen und Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of Germany

Peter Koenig                        Managing Director of Bankgesellschaft Berlin
                                    AG

Hans Joachim Bley                   Managing Director of Bankgesellschaft Berlin
                                    AG

Jochen W. Sawahn                    Managing Director of Bankgesellschaft Berlin
                                    AG

Dhariush Ghassemi-Moghadam          Managing Director of Bankgesellschaft Berlin
                                    AG

Heinrich Honerlage                  Managing Director of Bankgesellschaft Berlin
Konzern-Revision                    AG
Bankgesellschaft Berlin AG
Otto-Braun Str. 90
10249 Berlin
Federal Republic of Germany

Dr. Karl-Friedrich Hirschhaeuser    Managing Director of Bankgesellschaft Berlin
Risk and Performance                AG
Bankgesellschaft Berlin AG
13355 Berlin
Federal Republic of Germany

Stefan Traegler                     Managing Director of Bankgesellschaft Berlin
Konzern-Organisation                AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

                               Page 7 of 10 Pages

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Name and Address                    Principal Occupation
----------------                    ---------------------
Helmut Ramthun                      Managing Director of Bankgesellschaft Berlin
Compliance                          AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                    Managing Director of Bankgesellschaft Berlin
                                    AG

Wolfgang Stoeckel                   Managing Director of Bankgesellschaft Berlin
                                    AG

Jochen Zimmermann                   Managing Director of Bankgesellschaft Berlin
                                    AG

Frank-Michael Boenke                Managing Director of Bankgesellschaft Berlin
                                    AG

Georg-Heinrich Sieveking            Managing Director of Bankgesellschaft Berlin
                                    AG

Hadi Saidi                          Managing Director of Bankgesellschaft Berlin
                                    AG

Zoe Shaw                            Managing Director of Bankgesellschaft Berlin
Asset-Backed Transaktionen          AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Gerhard Richter                     General Manager of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG          AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                     Managing Director of Bankgesellschaft Berlin
                                    AG

                               Page 8 of 10 Pages

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Name and Address                    Principal Occupation
----------------                    ---------------------
Serge Demoliere                     Managing Director of Bankgesellschaft Berlin
                                    AG

Hans-Werner Wilms                   General Manager of Bankgesellschaft Berlin
                                    Invest GmbH

Guenter Laubner                     General Manager of Bankgesellschaft Berlin
                                    Invest GmbH

Bruno Schmidt-Voss                  Managing Director of Bankgesellschaft Berlin
                                    AG

Cord-Friedrich Koening              Managing Director of Bankgesellschaft Berlin
                                    AG

Michael Renner                      Managing Director of Bankgesellschaft Berlin
                                    AG



                               Page 9 of 10 Pages



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               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

         The following shareholders of the Bank may be deemed to control the
Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.




                               Page 10 of 10 Pages